EXHIBIT 12.1
LIONS GATE ENTERTAINMENT CORP.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
FIVE YEARS ENDED MARCH 31, 2005 AND NINE MONTHS ENDED DECEMBER 31, 2005 AND 2004
(AMOUNTS IN THOUSANDS, EXCEPT RATIOS AND WHERE NOTED)

											Nine months ended
	Fiscal Year Ended March 31,										December 31,
	2005		2004		2003		2002		2001		2005		2004
	$		$		$		$		$		$		$
Net income (loss) before income taxes, excluding equity interests in unconsolidated subsidiaries, write-down of equity interests, gain on dilution of equity interests, gain on sale of equity interests, other equity interests and minority interests in consolidated subsidiaries		29,535		(89,554)		379		(15,356)		10,206		(31,866)		1,280
Interest capitalized		(1,000)		(1,300)		(300)		(2,200)		(1,500)		—		(700)
Fixed charges		25,968		16,409		9,901		11,635		10,283		15,528		20,844

TOTAL EARNINGS		54,503		(74,445)		9,980		(5,921)		18,989		(16,338)		21,424

FIXED CHARGES:
Interest expense, amortization and write-off of deferred financing costs		23,668		14,342		9,034		8,735		8,116		14,718		19,388
Estimate of interest within rent expense		1,300		767		567		700		667		810		756
Interest capitalized		1,000		1,300		300		2,200		1,500		—		700

TOTAL FIXED CHARGES		25,968		16,409		9,901		11,635		10,283		15,528		20,844

RATIO OF EARNINGS TO FIXED CHARGES		2.10		— (1)		1.01		— (2)		1.85		— (3)		1.03

(1) Earnings were insufficient to cover fixed charges by		$90,854
(2) Earnings were insufficient to cover fixed charges by		$17,556
(3) Earnings were insufficient to cover fixed charges by		$31,866